# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Talen Energy Corp, CIK 0001622536
CUSIP: 87422Q109
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 2929 Allen Pkwy, Suite 2200, Houston, Texas (TX), 77019
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001707921

## Reporting persons
- ECP ControlCo, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,399,998; sole dispositive power 0; shared dispositive power 2,399,998; aggregate amount beneficially owned 2,399,998 (5.01% of the class)
  Comment: Limited Liability Company
- ECP V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,399,998; sole dispositive power 0; shared dispositive power 2,399,998; aggregate amount beneficially owned 2,399,998 (5.01% of the class)
  Comment: Limited Liability Company
- ECP V GP Cornerstone DRE, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 62,259; sole dispositive power 0; shared dispositive power 62,259; aggregate amount beneficially owned 62,259 (0.1% of the class)
- ECP V Cornerstone DRE, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 371,262; sole dispositive power 0; shared dispositive power 371,262; aggregate amount beneficially owned 371,262 (0.8% of the class)
- ECP V-B Cornerstone DRE, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 52,253; sole dispositive power 0; shared dispositive power 52,253; aggregate amount beneficially owned 52,253 (0.1% of the class)
- ECP V-C Cornerstone DRE, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 757,539; sole dispositive power 0; shared dispositive power 757,539; aggregate amount beneficially owned 757,539 (1.6% of the class)
- ECP V-D Cornerstone DRE, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,156,685; sole dispositive power 0; shared dispositive power 1,156,685; aggregate amount beneficially owned 1,156,685 (2.4% of the class)

## Item 1. Issuer
Name of issuer: Talen Energy Corp
Address of issuer's principal executive offices: 2929 Allen Pkwy, Suite 2200, Houston, TX, 77019

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

ECP ControlCo, LLC
ECP V, LLC
ECP V GP Cornerstone DRE, LP
ECP V Cornerstone DRE, LP
ECP V-B Cornerstone DRE, LP
ECP V-C Cornerstone DRE, LP
ECP V-D Cornerstone DRE, LP
Address of principal business office or, if none, residence: The principal business office address for each of the Reporting Persons is c/o ECP ControlCo, LLC, 40 Beechwood Road, Summit, NJ 07901.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.

The ownership information presented herein represents beneficial ownership of Common Stock as of the date of this filing, based upon 47,894,656 shares of Common Stock outstanding as of June 18, 2026, as disclosed in the Issuer's Form S-3 Registration Statement filed with the Securities and Exchange Commission on June 18, 2026.

The number of securities reported as beneficially owned herein includes: 62,259 shares of Common Stock held by ECP V GP Cornerstone DRE, LP; 371,262 shares of Common Stock held by ECP V Cornerstone DRE, LP; 52,253 shares of Common Stock held by ECP V-B Cornerstone DRE, LP; 757,539 shares of Common Stock held by ECP V-C Cornerstone DRE, LP; and 1,156,685 shares of Common Stock held by ECP V-D Cornerstone DRE, LP.

ECP ControlCo, LLC is the managing member of ECP V, LLC. ECP V, LLC, as a result of its indirect control over each of the following entities, may be deemed to share beneficial ownership of the securities held of record by each of ECP V GP Cornerstone DRE, LP, ECP V Cornerstone DRE, LP, ECP V-B Cornerstone DRE, LP, ECP V-C Cornerstone DRE, LP and ECP V-D Cornerstone DRE, LP.

ECP ControlCo, LLC is controlled by its board of managers, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Rahman D'Argenio, Raoul Hughes and Xavier Robert, all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC.

As a result of the relationships described herein, each of ECP ControlCo, LLC and the individuals named herein may be deemed to share beneficial ownership of the securities that may be deemed to be beneficially owned by ECP V, LLC. Each of them disclaims any such beneficial ownership.
Percent of class: See the information contained on the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: See the information contained on the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: See the information contained on the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99: Joint Filing Agreement.

## Signatures
- ECP ControlCo, LLC: /s/ Jennifer Gray, Jennifer Gray, General Counsel (06/23/2026)
- ECP V, LLC: By: ECP ControlCo, LLC, its managing member, /s/ Jennifer Gray, Jennifer Gray, General Counsel (06/23/2026)
- ECP V GP Cornerstone DRE, LP: By: Cornerstone DRE GP, LLC, its General Partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (06/23/2026)
- ECP V Cornerstone DRE, LP: By: Cornerstone DRE GP, LLC, its General Partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (06/23/2026)
- ECP V-B Cornerstone DRE, LP: By: Cornerstone DRE GP, LLC, its General Partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (06/23/2026)
- ECP V-C Cornerstone DRE, LP: By: Cornerstone DRE GP, LLC, its General Partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (06/23/2026)
- ECP V-D Cornerstone DRE, LP: By: Cornerstone DRE GP, LLC, its General Partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President (06/23/2026)